EXHIBIT 99.1

SIGNIFICANT SUBSIDIARIES

Financial Statements

Tejon Dermody Industrial, LLC

December 31, 2003

with Report of Independent Auditors

TEJON DERMODY INDUSTRIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Report of Independent Auditors

To the Members of

Tejon Dermody Industrial, LLC

We have audited the accompanying balance sheets of Tejon Dermody Industrial, LLC as of December 31, 2003 and 2002, and the related statements of operations, members’ capital and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tejon Dermody Industrial, LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Los Angeles, California

February 27, 2004

Tejon Dermody Industrial, LLC

Balance Sheets

	December 31
	2003	2002
Assets
Cash	$4,214	$150,377
Accounts receivable (net of allowance for doubtful accounts of $37,178 and $0 in 2003 and 2002, respectively)	—	416,813
Prepaid expenses	2,136	7,265
Deferred lease commissions and acquisition fees (net of accumulated amortization of $797,871 and $26,596 in 2003 and 2002, respectively)	—	771,275
Property, building and improvements, net	13,556,187	13,920,182
Other assets	47,612	46,112

Total assets	$13,610,149	$15,312,024

Liabilities and members’ capital

Liabilities:
Accounts payable and accrued expenses	$77,638	$117,291
Notes payable to members	700,000	700,000
Notes payable—construction loan	12,020,895	11,754,523

Total liabilities	12,798,533	12,571,814

Members’ capital	811,616	2,740,210

Total liabilities and members’ capital	$13,610,149	$15,312,024

See accompanying notes.

Tejon Dermody Industrial, LLC

Statements of Operations

	Year ended December 31
	2003	2002	2001* (unaudited)
Revenues
Rental and other operating income	$771,281	$953,260	$—
Interest income	543	2,602	14,690
Other income	1,457	—	—

Total revenues	773,281	955,862	14,690

Expenses
Operating expenses	611,672	383,213	—
Interest expense	477,401	481,752	—
Depreciation expense	405,974	369,193	—
Amortization expense	771,275	26,596	—
Other expenses	429,437	27,312	—

Total expenses	2,695,759	1,288,066	—

Net income (loss)	$(1,922,478)	$(332,204)	$14,690

* Period January 19, 2001 (inception) through December 31, 2001

See accompanying notes.

Tejon Dermody Industrial, LLC

Statements of Members’ Capital

	Tejon Industrial Corporation	Dermody Properties	Total
Initial members’ contributions—January 19, 2001 (unaudited)	$1,528,862	$1,528,862	$3,057,724
Net income (unaudited)	7,345	7,345	14,690

Balance at December 31, 2001 (unaudited)	1,536,207	1,536,207	$3,072,414
Net loss	(166,102)	(166,102)	(332,204)

Balance at December 31, 2002	1,370,105	1,370,105	2,740,210
Net loss	(961,239)	(961,239)	(1,922,478)
Distributions to members	(3,058)	(3,058)	(6,116)

Balance at December 31, 2003	$405,808	$405,808	$811,616

Tejon Dermody Industrial, LLC

Statements of Cash Flows

	Year ended December 31		2001* (unaudited)
	2003	2002
Operating activities
Net income (loss)	$(1,922,978)	$(332,204)	$14,690
Adjustments to reconcile net income loss to net cash used in operating activities
Depreciation and amortization	1,177,249	395,789	—
Allowance for doubtful accounts	37,178	—	—
Changes in operating assets and liabilities:
Accounts receivable	379,635	(412,297)	(4,516)
Other assets and deferred charges	3,629	(800,192)	(51,056)
Accounts payable and accrued expenses	(39,653)	105,169	12,121

Net cash used in operating activities	(364,440)	(1,043,733)	(28,761)

Investing activities
Property, building and improvements expenditures	(41,979)	(1,435,026)	(11,375,487)

Net cash used in investing activities	(41,979)	(1,435,026)	(11,375,487)

Financing activities
Proceeds from notes payable—construction loan	266,372	1,519,030	10,235,493
Proceeds from notes payable to members	—	700,000	—
Distributions to members	(6,116)	—	—
Contributions from members	—	—	1,578,862

Net cash used in financing activities	260,256	2,219,029	11,814,355

Net increase (decrease) in cash	(146,163)	(259,730)	410,107
Cash at beginning of the year	150,377	410,107	—

Cash at end of the year	$4,214	$150,377	$410,107

Supplemental Cash Flow Information
Interest paid	$477,401	$481,752	$171,388

*	Period January 19, 2001 (inception) through December 31, 2001

See accompanying notes

TEJON DERMODY INDUSTRIAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1.	Organization and Business

Tejon Dermody Industrial, LLC (the Company), a Delaware limited liability company, was established on January 19, 2001 with Dermody Properties, a Nevada corporation and Tejon Industrial Corporation, a California corporation, as members. Each member has a 50% share of ownership and profit or losses. The Company was formed for the purpose of acquiring, developing, leasing and operating real properties. During 2001, the Company completed the construction of a 651,000 square foot industrial building located in the Tejon Industrial Complex. The Company’s operations are dependent on the financial and operational support of its members.

2.	Summary of Significant Accounting Policies

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses. Actual results could vary from those estimates and such differences may be material to the financial statements.

Property, Building and Improvements

Property, building and improvements are stated at the lower of cost less accumulated depreciation or estimated fair value, as appropriate. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated fair value, the Company recognizes an impairment loss equal to the difference between its carrying amount and its estimated fair value. After an impairment is recognized, the reduced carrying amount of the asset is accounted for as its new cost. For depreciable assets, the new cost is depreciated over the asset’s remaining useful life. Generally, fair value is estimated using discounted cash flows, direct capitalization or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would have affected the recorded amount of an asset. As of December 31, 2003 and 2002, the assets’ carrying values did not exceed their estimated fair values.

Maintenance and repair costs are charged to operating expenses as incurred, while significant improvements, replacements and major renovations are capitalized.

Depreciation is computed using the straight-line method. Buildings and improvements are depreciated using lives of 30 years while tenant improvements are depreciated over 15 years or the life of the related lease. Depreciation expense totaled $405,974 and $369,193 during the years ended December 31, 2003 and 2002, respectively. No depreciation expense was recorded in the period January 19, 2001 (inception) through December 31, 2001.

Deferred Charges

Costs associated with leasing of buildings are capitalized and amortized using the straight-line method over the term of the related lease. Accumulated amortization relating to leasing costs totaled $797,871 and $26,596 at December 31, 2003 and 2002, respectively. These deferred charges are fully expensed in any period in which a tenant defaults on a lease.

Revenue Recognition

Rental revenue is recognized on a straight-line basis based on the terms of the underlying lease agreements. Rental revenue is not accrued when a tenant vacates the premises and ceases to make rent payments or files for bankruptcy.

During 2002 and 2003 one tenant accounted for the entire amount of the Company’s revenues.

Income Taxes

No provision has been made in the accompanying financial statements for federal or state income taxes because the Company is treated as a partnership for tax purposes and the results of operations are included in the tax returns of its members.

3.	Notes Payable—Construction Loans

At December 31, 2003 and 2002, the Company had $12,020,895 and $11,754,523, respectively, outstanding under a construction loan agreement with Bank of America. The loan is collateralized by real estate assets owned by the Company. The loan bears interest at a variable rate based on LIBOR rate which was (3.4% and 3.6% at December 31, 2003 and 2002, respectively). The outstanding amounts are due and payable at March 31, 2004 and have been guaranteed by the Company’s members. The Company is currently negotiating a two-year extension of maturity with the bank.

The Company did not capitalize any interest costs in 2003 or 2002, but did capitalize $171,388 of interest in 2001.

4.	Notes Payable to Members

At both December 31, 2003 and 2002, the Partnership had outstanding $700,000 in notes to members. The notes are not collateralized, include interest at the rate of prime plus 2% (6% at December 31, 2003 and 6.25% at December 31, 2002) and are payable on demand. Interest expense on these notes totaled $42,849 and $23,512 for the years ended December 31, 2003 and 2002, respectively.

5.	Property, Building and Improvements, Net

Property, building and improvements, net, consisted of the following at December 31:

	2003	2002
Land	$1,478,862	$1,478,862
Building	$11,975,742	$11,975,742
Building and tenant improvements	109,172	95,234
Work in progress	767,578	739,537

	14,331,354	14,289,375
Less accumulated depreciation	(775,167)	(369,193)

Property, building and improvements, net	$13,556,187	$13,920,182

6.	Operating Leases

The Company had an operating lease with Daisytek International Corp. that it entered into in March 2002. In May 2003 Daisytek filed for protection under Chapter 11 of the bankruptcy laws and defaulted on their lease agreement. There are currently no minimum lease payments receivable in future periods. All deferred charges related to the lease were expensed during 2003.

7.	Related Party Transactions

Included in accounts payable and accrued expenses at December 31, 2003 and 2002 are $288 and $55,828, respectively, of advances received from members for operating expenses.